UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                    QLT Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    746927102
             -------------------------------------------------------
                                 (CUSIP Number)


                                January 26, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746927102

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     R. Atticus Lowe

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF                 5.  SOLE VOTING POWER                        0
SHARES
BENEFICIALLY              6.  SHARED VOTING POWER                807,045
OWNED BY EACH
REPORTING                 7.  SOLE DISPOSITIVE POWER                   0
PERSON WITH:
                          8.  SHARED DISPOSITIVE POWER           807,045

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     807,045

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     1.5%

12.  Type of Reporting Person (See Instructions)

     IN, HC

CUSIP No. 746927102

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Lance W. Helfert

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF                 5.  SOLE VOTING POWER                        0
SHARES
BENEFICIALLY              6.  SHARED VOTING POWER                807,045
OWNED BY EACH
REPORTING                 7.  SOLE DISPOSITIVE POWER                   0
PERSON WITH:
                          8.  SHARED DISPOSITIVE POWER           807,045

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     807,045

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     1.5%

12.  Type of Reporting Person (See Instructions)

     IN, HC

CUSIP No. 746927102

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Paul J. Orfalea

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF                 5.  SOLE VOTING POWER                        0
SHARES
BENEFICIALLY              6.  SHARED VOTING POWER                807,045
OWNED BY EACH
REPORTING                 7.  SOLE DISPOSITIVE POWER                   0
PERSON WITH:
                          8.  SHARED DISPOSITIVE POWER           807,045

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     807,045

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     1.5%

12.  Type of Reporting Person (See Instructions)

     IN, HC

CUSIP No. 746927102

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     West Coast Asset Management, Inc.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     California

NUMBER OF                 5.  SOLE VOTING POWER                        0
SHARES
BENEFICIALLY              6.  SHARED VOTING POWER                807,045
OWNED BY EACH
REPORTING                 7.  SOLE DISPOSITIVE POWER                   0
PERSON WITH:
                          8.  SHARED DISPOSITIVE POWER           807,045

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     807,045

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     1.5%

12.  Type of Reporting Person (See Instructions)

     CO, IA

                                EXPLANATORY NOTE

The Filers (as defined below) have become eligible to file on Schedule 13G and have elected to do so as of the event date hereof. The share amounts listed herein are provided after giving effect to the Issuer's (as defined below) tender offer, which concluded on January 26, 2009.

Item 1.

(a)      The name of the issuer is QLT Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at 887 Great Northern Way, Suite 101, Vancouver, B.C., Canada, V5T 4T5.

Item 2.

(a) This Statement is being filed by (i) West Coast Asset Management, Inc., a California corporation (the "Investment Manager"); (ii) R. Atticus Lowe, a United States Citizen ("Lowe"); (iii) Lance W. Helfert, a United States Citizen ("Helfert"); and (iv) Paul J. Orfalea, a United States Citizen ("Orfalea", and together with Lowe and Helfert, the "Principals", and all of the foregoing, collectively, the "Filers"). The Investment Manager provides investment management services to West Coast Opportunity Fund, LLC (a private investment vehicle) and separately managed accounts, some of which are affiliated with the Filers (such accounts, the "Accounts"). The Accounts directly own all of the shares reported in this Statement. The Investment Manager and the Principals may be deemed to share (with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

(b) The principal business office of the Filers is 1205 Coast Village Road, Montecito, California 93108.

(c)      For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, no par value, of the Issuer (the "Common Stock").

(e) The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of January 26, 2009 and is based on 54,620,328 shares of Common Shares outstanding as of January 26, 2009, based upon the 10-Q filed by the Issuer on November 7, 2008 and the Issuer's press release of January 30, 2009 announcing the results of its tender offer.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)      Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

                                       WEST COAST ASSET MANAGEMENT, INC.
                                       R. ATTICUS LOWE
                                       LANCE W. HELFERT
                                       PAUL J. ORFALEA

                                       By: /s/ Linda Schuman
                                           -------------------------------------
                                           Name:  Linda Schuman
                                           Title: Chief Compliance Officer of
                                                  the Investment Manager and
                                                  Attorney-in-fact for each of
                                                  the Principals

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       ----------------------------------------------
     1            Joint Filing Agreement dated February 13, 2009

     2            Power of Attorney dated July 24, 2007

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, no par value, of QLT Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 13, 2009

                                       WEST COAST ASSET MANAGEMENT, INC.
                                       R. ATTICUS LOWE
                                       LANCE W. HELFERT
                                       PAUL J. ORFALEA

                                       By: /s/ Linda Schuman
                                           -------------------------------------
                                           Name:  Linda Schuman
                                           Title: Chief Compliance Officer of
                                                  the Investment Manager and
                                                  Attorney-in-fact for each of
                                                  the Principals

                                    EXHIBIT 2

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned Paul J. Orfalea, Lance
W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Linda Schuman, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


Dated: July 24, 2007                   /s/ Paul J. Orfalea
                                       ----------------------------------------
                                       Paul J. Orfalea


Dated: July 24, 2007                   /s/ Lance W. Helfert
                                       ----------------------------------------
                                       Lance W. Helfert


Dated: July 24, 2007                   /s/ R. Atticus Lowe
                                       ----------------------------------------
                                       R. Atticus Lowe